UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	Stock Representative
Date:	November 2, 2022

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 (AUDITED) AND SEPTEMBER 30, 2022 (UNAUDITED)

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 (AUDITED) AND SEPTEMBER 30, 2022 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

i

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts are expressed in thousands of S/ unless otherwise stated)

		As of	As of
		December 31,	September 30,
	Note	2021	2022
ASSETS
Current assets
Cash and cash equivalents	8	957,178	998,250
Trade accounts receivables, net	9	590,280	763,642
Work in progress	10	309,063	207,938
Accounts receivable from related parties	11	20,817	29,866
Other accounts receivable	12	487,058	386,135
Inventories, net		488,326	428,495
Prepaid expenses		32,142	34,476
Total current assets		2,884,864	2,848,802

Non-current assets
Trade accounts receivable, net	9	683,306	712,032
Accounts receivable from related parties	11	643,897	570,720
Prepaid expenses		23,607	21,661
Other accounts receivable	12	201,360	385,040
Inventories, net		-	65,494
Investments in associates and joint ventures	13	31,173	21,725
Investment property	14	63,011	59,402
Property, plant and equipment, net	14	303,170	292,187
Intangible assets, net	14	743,391	754,351
Right-of-use assets, net	14	47,717	49,023
Deferred income tax asset		275,076	299,744
Total non-current assets		3,015,708	3,231,379

Total assets		5,900,572	6,080,181

LIABILITIES AND EQUITY
Current liabilities
Borrowings	15	241,340	603,565
Bonds	16	69,838	74,927
Trade accounts payable	17	980,767	975,449
Accounts payable to related parties	11	51,004	60,190
Current income tax		94,958	22,102
Other accounts payable	18	754,981	830,783
Other provisions	19	154,829	117,540
Total current liabilities		2,347,717	2,684,556

Non-current liabilities
Borrowings	15	338,560	335,050
Bonds	16	1,191,084	803,982
Other accounts payable	18	92,369	68,405
Accounts payable to related parties	11	50,712	29,817
Other provisions	19	329,497	586,181
Deferred income tax liability		97,367	122,396
Total non-current liabilities		2,099,589	1,945,831
Total liabilities		4,447,306	4,630,387

Equity	20
Capital		871,918	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,131,574	1,142,092
Other reserves		(135,947)	(71,380)
Retained earnings		(829,714)	(1,230,811)
Equity attributable to controlling interest in the Company		1,199,816	1,198,866
Non-controlling interest		253,450	250,928
Total equity		1,453,266	1,449,794
Total liabilities and equity		5,900,572	6,080,181

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period ended
		September 30,
	Note	2021	2022
		(as restated)

Revenues from construction activities		1,572,793	1,925,218
Revenues from services provided		794,899	778,716
Revenue from real estate and sale of goods		374,632	476,129
		2,742,324	3,180,063

Cost of construction activities		(1,515,536)	(1,876,399)
Cost of services provided		(648,821)	(640,028)
Cost of real estate and sale of goods		(296,762)	(350,380)
	21	(2,461,119)	(2,866,807)
Gross profit		281,205	313,256

Administrative expenses	21	(125,795)	(108,931)
Other income and expenses	22	(6,572)	(256,075)
Operating profit (loss)		148,838	(51,750)

Financial expenses	23	(175,047)	(207,044)
Financial income	23	4,077	18,950
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	2,422	1,686
Loss before income tax		(19,710)	(238,158)
Income tax expense		(39,233)	(52,669)
Loss from continuing operations		(58,943)	(290,827)
Loss from discontinued operations	3.2	(20,997)	-
Loss for the period		(79,940)	(290,827)

(Loss) profit attributable to:
Owners of the Company		(103,486)	(331,544)
Non-controlling interest		23,546	40,717
		(79,940)	(290,827)
Loss per share attributable to owners of the
Company during the period	26	(0.119)	(0.294)
Loss per share from continuing operations
attributable to owners of the Company during the period	26	(0.095)	(0.294)

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period ended
	September 30,
	2021	2022
	(as restated)

Loss for the period	(79,940)	(290,827)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustment, net of tax	2,305	(7,008)
Exchange difference from net investment in a foreign operation, net of tax	74	(627)
Other comprehensive income for the period, net of tax	2,379	(7,635)
Total comprehensive income for the period	(77,561)	(298,462)

Comprehensive income attributable to:
Owners of the Company	(102,354)	(339,127)
Non-controlling interest	24,793	40,665
	(77,561)	(298,462)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations	(79,153)	(339,127)
Discontinued operations	(23,201)	-
	(102,354)	(339,127)

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD ENDED SEPTEMBER 30, 2021 AND 2022

(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number								Non-
	of shares		Legal	Voluntary	Share	Other	Retained		controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(103,486)	(103,486)	23,546	(79,940)
Foreign currency translation adjustment	-	-	-	-	-	1,058	-	1,058	1,247	2,305
Exchange difference from net investment in a foreign operation	-	-	-	-	-	74	-	74	-	74
Comprehensive income of the period	-	-	-	-	-	1,132	(103,486)	(102,354)	24,793	(77,561)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(36,250)	(36,250)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(24,604)	(24,604)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(60,854)	(60,854)
Balances as of September 30, 2021	871,918	871,918	132,011	29,974	1,131,574	(168,102)	(832,123)	1,165,252	291,629	1,456,881

Balances as of January 1, 2022	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(829,714)	1,199,816	253,450	1,453,266
(Loss) profit for the period	-	-	-	-	-	-	(331,544)	(331,544)	40,717	(290,827)
Foreign currency translation adjustment	-	-	-	-	-	(6,960)	-	(6,960)	(48)	(7,008)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(623)	-	(623)	(4)	(627)
Comprehensive income of the period	-	-	-	-	-	(7,583)	(331,544)	(339,127)	40,665	(298,462)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(7,111)	(7,111)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(29,835)	(29,835)
- Reclasification of PUT option Morelco	-	-	-	-	-	72,150	(72,150)	-	-	-
- Capital increase	325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
- Dilution of non-controlling shareholders	-	-	-	-	-	-	2,597	2,597	(6,241)	(3,644)
Total transactions with shareholders	325,062	325,062	-	-	10,518	72,150	(69,553)	338,177	(43,187)	294,990
Balances as of September 30, 2022	1,196,980	1,196,980	132,011	29,974	1,142,092	(71,380)	(1,230,811)	1,198,866	250,928	1,449,794

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period ended
		September 30,
	Note	2021	2022

OPERATING ACTIVITIES
Loss before income tax		(42,798)	(238,158)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	14a)	75,804	56,482
Amortization	14b)	74,153	74,466
Impairment of inventories		-	240
Impairment of accounts receivable and other accounts receivable		1,323	5,826
Reversal of impairment of inventories		-	(241)
Debt condonation		-	(5,296)
Reversal of impairment of property, plant and equipment		(1,939)	(632)
Impairment of intangible assets		-	3,064
Reversal of impairment of accounts receivable		-	(804)
Decrease due to renegotiation of PUT Morelco		-	(3,706)
Other provisions		8,026	312,311
Financial expense,net		205,813	142,493
Impairment of investment		-	7,767
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	(2,422)	(1,686)
Reversal of provisions		(9,101)	(1,720)
Disposal (reversal) of assets		5,627	(1,566)
Loss (profit) on sale of property, plant and equipment		111	(3,163)
Loss on remeasurement of accounts receivable		69,471	93,636
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		(135,177)	(98,096)
Other accounts receivable		(70)	(126,360)
Other accounts receivable from related parties		(86,556)	(4,234)
Inventories		9,178	(4,490)
Pre-paid expenses and other assets		(862)	20,119
Trade accounts payable		(61,760)	1,476
Other accounts payable		173,132	(34,005)
Other accounts payable to related parties		(4,097)	(4,485)
Other provisions		(4,681)	(38,855)
Interest payment		(112,109)	(103,817)
Payments for purchases of intangibles - Concessions		(2,280)	-
Payment of income tax		(57,331)	(100,281)
Net cash provided by (applied to) operating activities		101,455	(53,715)

INVESTING ACTIVITIES
Sale of property, plant and equipment		6,476	8,187
Interest received		1,703	8,710
Dividends received		2,236	380
Payment for purchase of investments properties		(124)	(53)
Payments for intangible purchase		(25,669)	(101,952)
Payments for property, plant and equipment purchase		(24,824)	(41,049)
Net cash applied to investing activities		(40,202)	(125,777)

FINANCING ACTIVITIES
Loans received		208,224	489,069
Bonds issued		359,890	-
Amortization of loans received		(443,425)	(187,232)
Amortization of bonds issued		(37,403)	(42,046)
Payment for transaction costs for debt		(6,534)	(13,737)
Dividends paid to non-controlling interest		(18,225)	(18,606)
Cash received (return of contributions) from non-controlling shareholders		(24,604)	(29,835)
Net cash provided by financing activities		37,923	197,613
Net increase in cash		99,176	18,121
Exchange difference		20,178	22,951
Cash and cash equivalents at the beginning of the period		900,168	957,178
Cash and cash equivalents at the end of the period	8	1,019,522	998,250

NON-CASH TRANSACTIONS:
Capitalization of interests		1,792	1,172
Acquisition of assets through finance leases		58	46
Dividends declared to non-controlling interest		18,025	-
Acquisition of right-of-use assets		5,707	14,578
Capitalization of convertible bonds		-	335,580

The accompanying notes on pages 6 to 39 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2021 (AUDITED) AND SEPTEMBER 30, 2022 (UNAUDITED)

1.	GENERAL INFORMATION

a)	Company’s Incorporation and operations

AENZA S.A.A., (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended September 30, 2022, were approved by Management and Board of Directors on November 2, 2022.

The consolidated financial statements for the year ended December 31, 2021, were prepared and issued with authorization of Management and the Board of Directors on March 4, 2022 and were approved on the General Shareholders’ Meeting held on March 31, 2022.

c)	Collaboration and Benefits Agreement – “The Agreement”

On September 15, 2022, the Collaboration and Benefits Agreement (the “Agreement” hereinafter) was signed by the Public Ministry, the Ad Hoc Public Attorney’s Office and the Company. Through this document, the latter accepts it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/484.2 million (S/321.9 million and US$40.7 million) under the scope of application of the Law No. 30737 implementing regulation.

Pursuant to the Agreement signed the payment will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars (1% and 0.20% effective interest annual rate as of September 30, 2022, respectively); in addition, the Company compromises to establish a package of guarantees after court’s approval i) a trust that includes shares issued by a subsidiary of AENZA; ii) a real state asset and iii) a guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years, counted from the court approval. As of September 30, 2022, the Company registered S/484.2 million (see, Note 19-a).

The Agreement includes a reserve clause to readjust the amount of civil damages determined with respect to three projects, as well as the payment schedule resulting from such readjustment. This clause is to be implemented before the approval of the agreement, or within a maximum sixty (60) days term from the date of this agreement. The Company’s Management estimates that if this reserve is to be applied, the provision for civil damages could increase up to 5%.

As of September 30, 2022, issuance date of the condensed interim consolidated financial statements, in opinion of Corporate Management and its legal advisors, the civil penalty covers the total contingency to which the Company is exposed as a consequence of the investigations revealed in notes to the consolidated financial statements since year 2017. Nevertheless, the Agreement is subject to court approval and its terms and conditions are subject to confidentiality provisions in such agreement.

2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements for the period ended as of September 30, 2022, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended as of December 31, 2021, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”).

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2021.

3.1.	Standards, amendments, and interpretation adopted by the Group

Standards, amendments and interpretation that have entered in force as of January 1, 2022, have not had impact on the condensed interim consolidated financial statements as of September 30, 2022, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

3.2.	Account balance reclassified as of September 30, 2021

Due to disposal of the Subsidiary Adexus S.A. during the period ended as of December 31, 2021 we have reclassified and disclosed Income statement information for comparison purposes as discontinued operation as of September 30, 2021.

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

	For the period ended
	September 30, 2021
	Reported	Adexus	As restated

Revenues	2,864,786	(122,462)	2,742,324
Costs	(2,580,689)	119,570	(2,461,119)
Gross profit	284,097	(2,892)	281,205

Administrative expenses	(141,961)	16,166	(125,795)
Other income and expenses	(6,610)	38	(6,572)
Operating profit	135,526	13,312	148,838

Financial (expenses) income, net	(180,746)	9,776	(170,970)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	2,422	-	2,422
(Loss) profit before income tax	(42,798)	23,088	(19,710)
Income tax expense	(37,142)	(2,091)	(39,233)
(Loss) profit from continuing operations	(79,940)	20,997	(58,943)

Loss from discontinued operations	-	(20,997)	(20,997)
Loss for the period	(79,940)	-	(79,940)

(Loss) profit attributable to:
Owners of the Company	(103,486)	-	(103,486)
Non-controlling interest	23,546	-	23,546
	(79,940)	-	(79,940)

(Loss) profit attributable to owners of the Company:
Continuing operations	(103,486)	20,997	(82,489)
Discontinued operations	-	(20,997)	(20,997)
	(103,486)	-	(103,486)

(Loss) profit per share from continuing operations
attributable to owners of the Company during the period	(0.119)	0.024	(0.095)

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by Corporation’s Management which oversees risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of liquidity in excess, which is supervised and monitored on periodic bases.

4.1	Financial risk factors

Corporation’s activities are exposed to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

i)	Foreign exchange risk

Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2021, and as of September 30, 2022, this exposure is mainly concentrated in fluctuations of Peruvian soles, Chilean and Colombian Pesos compared to U.S. dollar.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate updated as of the report date, according to the type of currency:

	As of	As of
	December 31,	September 30,
	2021	2022

Soles (a)	3.998	3.984
Chilean Pesos (b)	844.69	960.24
Colombian Pesos (c)	3,981.16	4,532.07

(a)	Soles published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (“SBS” by its acronym in Spanish).
(b)	Chilean pesos published by the Banco Central de Chile.
(c)	Colombian pesos published by Banco de la Republica de Colombia.

The consolidated statement of financial position includes the following:

	As of	As of
	December 31,	September 30,
	2021	2022
	USD(000)	USD(000)

Assets	519,448	602,149
Liabilities	512,947	589,879

For the nine-month period ended as of September 30, 2021 and 2022, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar were:

	2021	2022

Gain	353,046	425,168
Loss	(366,702)	(423,093)

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans provided to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for those already recorded at the financial statements.

c)	Liquidity risk

Prudent management of liquidity risk involves maintaining sufficient cash and cash equivalents, the availability of financing through an adequate number of committed sources of credit facilities and the ability to close market positions. Historically, cash flows produced by the Corporation has enabled them it to meet their obligations. The Corporation has implemented several measures to reduce its exposure to liquidity risk, and developed a financial plan based in different stages, which were designed assuming the commitment to comply within a reasonable time frame. The Financial Plan aims to enable compliance with multiply obligations by corporate and it subsidiaries.

Corporate Finance Management supervise cash flow projections performed on liquidity requirements of the Corporation to ensure there is sufficient cash to cover operational needs so that Corporation does not breach the limits of indebtedness or guarantees (covenants), if applicable, on any of its borrowing facilities. Minor financing operations are controlled by Finance Management of each subsidiary.

Such projections take into consideration Corporation’s debt financing plans, covenant compliance, internal ratio targets compliance in the consolidated statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash over the balance required for working capital management is invested in interest-bearing bank accounts or time deposits, selecting instruments with adequate maturities and sufficient liquidity.

The table below analyzes Corporation’s financial liabilities grouped on the basis of the period remaining as of the reporting date of these consolidated statement of financial position in regard of the date of its maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

	Less than			More than
As of December 31, 2021	1 year	1-2 years	2-5 years	5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	224,503	52,751	173,392	124,320	574,966
Finance leases	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	18,817	24,295	21,993	8,086	73,191
Bonds	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except non-financial liabilities)	912,826	-	-	-	912,826
Accounts payables to related parties	51,004	50,712	-	-	101,716
Other accounts payables and other provisions (except non-financial liabilities)	323,070	22,941	109,383	422,666	878,060
	1,673,696	361,788	1,142,995	1,347,109	4,525,588

	Less than			More than
As of September 30, 2022	1 year	1-2 years	2-5 years	5 years	Total

Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	630,929	69,814	177,052	71,943	949,738
Finance leases	4,633	1,676	-	-	6,309
Lease liability for right-of-use asset	19,688	29,933	31,698	-	81,319
Bonds	140,198	181,611	434,763	727,352	1,483,924
Trade accounts payables (except non-financial liabilities)	939,877	-	-	-	939,877
Accounts payables to related parties	60,190	28,097	714	1,006	90,007
Other accounts payables and other provisions (except non-financial liabilities)	282,332	19,281	89,358	408,920	799,891
	2,077,847	330,412	733,585	1,209,221	4,351,065

4.2	Capital management risk

Corporation’s objectives regarding capital management is to safeguard Corporation’s ability to continue operations as a going concern basis in order to provide returns for their shareholders, benefits for other stakeholders and maintain an optimal capital structure to minimize capital cost. Since 2017 Corporation context and situation has led Management to monitor deviations that may cause non-compliance with covenants and hinder liabilities renegotiation (see, Note 15). In extraordinary events, Corporation identifies possible deviations, requirements and establishes a plan.

In order to maintain or adjust capital structure, Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce their debt.

Corporation monitors its capital on the basis of the leverage ratio. This ratio is calculated by dividing net debt into total capital. Net debt corresponds to the total of financial obligations (including current and non-current borrowings), less cash and cash equivalents. Total capital corresponds to the ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2021 and September 30, 2022, the leverage ratio is presented below.

	As of	As of
	December 31,	September 30,
	2021	2022
Total financial liabilities and bonds (Note 15 and Note 16)	1,840,822	1,817,524
Less: Cash and cash equivalents (Note 8)	(957,178)	(998,250)
Net debt (a)	883,644	819,274
Total equity	1,453,266	1,449,794
Total capital (b)	2,336,910	2,269,068
Leverage ratio (a/b)	0.38	0.36

4.3	Fair value estimation

The following levels of measurement have been established in order to classify the type of valuation used by Corporation for on their financial instruments at fair value.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows Corporation’s liabilities measured at fair value:

As of December 31, 2021	Level 3

Financial liabilities
Other financial entities (Note 15-b)	165,878

As of September 30, 2022

Financial liabilities
Other financial entities (Note 15-b)	178,220

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2021.

6.	SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the period.

7.	OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

The table below shows Corporation’s consolidated financial statements by operating segments:

Operating segments financial position
Segment reporting
			Infrastructure
As of December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	366,299	67,662	38,418	106,856	1,003	9,958	84	-	590,280
Work in progress	309,063	-	-	-	-	-	-	-	309,063
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,528,840	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,884,864

Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,559,672	(1,650,931)	31,173
Investment property	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	179,319	4,717	21,304	-	644	16,960	47,038	5,094	275,076
Total non-current assets	922,358	516,390	412,205	669,898	20,408	111,528	2,330,389	(1,967,468)	3,015,708
Total assets	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Liabilities
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	767,792	67,686	44,210	30,637	464	30,401	38,894	683	980,767
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,920	-	347	1,058	478	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	70,585	25,498	4,158	-	-	560	54,028	-	154,829
Total current liabilities	1,730,960	160,173	192,150	106,467	1,639	211,581	155,915	(211,168)	2,347,717

Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	18,665	31,187	-	47,515	-	-	-	-	97,367
Total non-current liabilities	181,778	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,099,589
Total liabilities	1,912,738	368,332	451,524	847,669	29,172	241,323	1,095,505	(498,957)	4,447,306
Equity attributable to controlling interest in the Company	524,807	378,653	149,904	125,271	763	139,728	1,420,221	(1,539,531)	1,199,816
Non-controlling interest	13,653	29,217	55,557	41,757	-	223,862	2,836	(113,432)	253,450
Total liabilities and equity	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Operating segments financial position
Segment reporting
			Infrastructure
As of September 30, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets
Cash and cash equivalent	189,076	138,008	152,519	168,194	8,651	116,173	225,629	-	998,250
Trade accounts receivables, net	495,424	99,893	38,608	112,645	728	15,331	1,013	-	763,642
Work in progress	207,938	-	-	-	-	-	-	-	207,938
Accounts receivable from related parties	110,391	24	31,631	3,866	7,765	807	120,028	(244,646)	29,866
Other accounts receivable	277,113	38,714	36,963	18,995	315	6,536	7,497	2	386,135
Inventories, net	38,615	31,093	9,663	41,600	-	309,107	-	(1,583)	428,495
Prepaid expenses	9,636	2,808	6,217	6,571	249	1,055	7,940	-	34,476
Total current assets	1,328,193	310,540	275,601	351,871	17,708	449,009	362,107	(246,227)	2,848,802

Long-term trade accounts receivable, net	18,100	-	15,786	678,146	-	-	-	-	712,032
Long-term accounts receivable from related parties	324,584	-	26,568	42	3,771	-	764,066	(548,311)	570,720
Prepaid expenses	-	981	18,663	1,785	645	-	97	(510)	21,661
Other long-term accounts receivable	199,481	88,373	-	-	7,346	53,308	36,532	-	385,040
Inventories, net	-	-	-	-	-	65,494	-	-	65,494
Investments in associates and joint ventures	107,830	11,298	-	-	-	2,829	1,609,558	(1,709,790)	21,725
Investment property	-	-	-	-	-	20,280	41,085	(1,963)	59,402
Property, plant and equipment, net	119,821	164,301	6,854	2,217	157	6,616	1,219	(8,998)	292,187
Intangible assets, net	130,546	317,474	287,676	266	-	593	13,558	4,238	754,351
Right-of-use assets, net	1,373	9,822	6,010	32	5	174	33,636	(2,029)	49,023
Deferred income tax asset	180,824	4,784	25,626	-	650	18,309	64,489	5,062	299,744
Total non-current assets	1,082,559	597,033	387,183	682,488	12,574	167,603	2,564,240	(2,262,301)	3,231,379
Total assets	2,410,752	907,573	662,784	1,034,359	30,282	616,612	2,926,347	(2,508,528)	6,080,181

Liabilities
Borrowings	21,690	35,213	3,255	28	5	46,692	498,788	(2,106)	603,565
Bonds	4,283	-	41,078	29,566	-	-	-	-	74,927
Trade accounts payable	736,353	95,277	47,820	39,831	196	33,924	16,221	5,827	975,449
Accounts payable to related parties	441,272	3,452	34,159	30,282	24	17,559	19,619	(486,177)	60,190
Current income tax	9,592	1,127	7,176	-	397	3,101	709	-	22,102
Other accounts payable	525,961	22,423	83,021	9,088	676	158,328	31,286	-	830,783
Provisions	71,267	15,418	3,170	-	-	557	27,128	-	117,540
Total current liabilities	1,810,418	172,910	219,679	108,795	1,298	260,161	593,751	(482,456)	2,684,556

Borrowings	2,333	115,092	2,684	-	-	12,020	202,921	-	335,050
Long-term bonds	17,437	-	187,199	599,346	-	-	-	-	803,982
Other long-term accounts payable	58,504	-	4,246	169	2,789	-	2,697	-	68,405
Long-term accounts payable to related parties	7,330	59,760	1,006	38,817	25,434	-	209,513	(312,043)	29,817
Provisions	18,516	66,402	11,127	3,934	-	-	486,202	-	586,181
Deferred income tax liability	17,767	46,915	-	57,714	-	-	-	-	122,396
Total non-current liabilities	121,887	288,169	206,262	699,980	28,223	12,020	901,333	(312,043)	1,945,831
Total liabilities	1,932,305	461,079	425,941	808,775	29,521	272,181	1,495,084	(794,499)	4,630,387
Equity attributable to controlling interest in the Company	471,071	412,189	177,706	169,188	761	139,919	1,428,424	(1,600,392)	1,198,866
Non-controlling interest	7,376	34,305	59,137	56,396	-	204,512	2,839	(113,637)	250,928
Total liabilities and equity	2,410,752	907,573	662,784	1,034,359	30,282	616,612	2,926,347	(2,508,528)	6,080,181

Operating segment performance

Segment reporting

			Infrastructure
For the period ended September 30, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	1,783,054	376,616	374,467	260,366	2,694	144,734	50,621	(250,228)	2,742,324
Gross profit (loss)	80,019	82,927	56,063	68,753	724	21,085	8,382	(36,748)	281,205
Administrative expenses	(92,214)	(10,500)	(12,267)	(11,493)	(335)	(10,941)	(26,793)	38,748	(125,795)
Other income and expenses, net	(3,224)	(2,434)	(1,808)	1,215	(15)	992	(1,008)	(290)	(6,572)
Operating (loss) profit	(15,419)	69,993	41,988	58,475	374	11,136	(19,419)	1,710	148,838
Financial expenses	(79,538)	(9,144)	(21,100)	(6,806)	(91)	(8,804)	(73,699)	24,135	(175,047)
Financial income	1,441	3,147	2,979	382	384	2,454	17,802	(24,512)	4,077
Dividends	-	-	-	-	-	-	12,200	(12,200)	-
Share of profit or loss in associates
and joint ventures	(1,712)	2,046	-	-	-	830	2,331	(1,073)	2,422
(Loss) profit before income tax	(95,228)	66,042	23,867	52,051	667	5,616	(60,785)	(11,940)	(19,710)
Income tax	7,596	(18,248)	(6,279)	(16,384)	(266)	(1,850)	(3,770)	(32)	(39,233)
(Loss) profit from continuing operations	(87,632)	47,794	17,588	35,667	401	3,766	(64,555)	(11,972)	(58,943)
Loss from discontinuing operations	-	-	-	-	-	-	(21,175)	178	(20,997)
(Loss) profit for the period	(87,632)	47,794	17,588	35,667	401	3,766	(85,730)	(11,794)	(79,940)

(Loss) profit from attributable to:
Owners of the Company	(84,528)	42,838	10,989	26,750	401	(1,525)	(85,668)	(12,743)	(103,486)
Non-controlling interest	(3,104)	4,956	6,599	8,917	-	5,291	(62)	949	23,546
	(87,632)	47,794	17,588	35,667	401	3,766	(85,730)	(11,794)	(79,940)

Operating segment performance

Segment reporting

			Infrastructure
For the Period ended September 30, 2022	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,084,879	464,289	384,180	292,796	3,234	125,167	51,461	(225,943)	3,180,063
Gross profit (loss)	47,702	88,183	69,418	97,627	1,704	34,218	12,065	(37,661)	313,256
Administrative expenses	(83,104)	(10,090)	(11,958)	(7,779)	(557)	(10,132)	(26,531)	41,220	(108,931)
Other income and expenses, net	38,701	5,529	24,101	(842)	-	(2,902)	(318,224)	(2,438)	(256,075)
Operating (loss) profit	3,299	83,622	81,561	89,006	1,147	21,184	(332,690)	1,121	(51,750)
Financial expenses	(54,514)	(14,887)	(17,720)	(5,819)	(85)	(13,835)	(143,235)	43,051	(207,044)
Financial income	1,629	1,117	1,982	1,889	103	8,105	50,319	(46,194)	18,950
Dividends	-	-	-	-	-	-	9,760	(9,760)	-
Share of profit or loss in associates and joint ventures	121	2,347	-	-	-	703	75,836	(77,321)	1,686
(Loss) profit before income tax	(49,465)	72,199	65,823	85,076	1,165	16,157	(340,010)	(89,103)	(238,158)
Income tax	(770)	(23,375)	(12,818)	(26,520)	(404)	(5,481)	16,732	(33)	(52,669)
(Loss) profit from continuing operations	(50,235)	48,824	53,005	58,556	761	10,676	(323,278)	(89,136)	(290,827)
(Loss) profit for the period	(50,235)	48,824	53,005	58,556	761	10,676	(323,278)	(89,136)	(290,827)

(Loss) profit from attributable to:
Owners of the Company	(50,215)	43,226	42,981	43,917	761	190	(323,282)	(89,122)	(331,544)
Non-controlling interest	(20)	5,598	10,024	14,639	-	10,486	4	(14)	40,717
	(50,235)	48,824	53,005	58,556	761	10,676	(323,278)	(89,136)	(290,827)

8.	CASH AND CASH EQUIVALENTS

This account comprises:

	As of December 31,	As of September 30,
	2021	2022

Cash on hand	936	949
Deposits in-transit	2,222	1,957
Bank accounts
Current accounts	142,029	189,623
Banco de la Nacion	19,847	23,654
Time deposits and mutual funds (a)	205,364	294,213
	367,240	507,490
Escrow account (b)
Operational funds	261,001	275,690
Reserve funds	163,939	112,656
Consortium funds	78,589	98,403
Guarantee funds	83,251	1,105
	586,780	487,854
Total Cash and cash equivalents	957,178	998,250

(a)	The Corporation maintains current accounts with local and foreign financial institution that include time deposits with maturities less than 90 days and may be renewed upon maturity. As of September 30, 2022, these deposits earn interest that fluctuated between 2.28% and 7.28% (0.26% and 1.75%, as of December 31, 2021).

(b)	The Corporation maintains trust accounts in local and foreign financial institutions for the exclusive use of operations in projects and join operations.

The reserve funds for the payments of bonds issued and other obligations of the Corporation corresponds to:

	As of December 31,	As of September 30,
	2021	2022

Tren Urbano de Lima S.A.	103,269	62,867
Red Vial 5 S.A.	22,531	22,187
AENZA S.A.A.	7,386	27,602
Cumbra Ingenieria S.A.	12,760	-
Unna Energia S.A.	17,993	-
	163,939	112,656

9.	TRADE ACCOUNTS RECEIVABLES, NET

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022	2021	2022

Receivables (net) (a)	773,575	818,242	269,427	306,777	504,148	511,465
Unbilled receivables (net) - Subsidiaries (b)	209,258	349,774	209,258	333,346	-	16,428
Unbilled receivables (net) - Concessions (c)	290,753	307,658	111,595	123,519	179,158	184,139
	1,273,586	1,475,674	590,280	763,642	683,306	712,032

(a)	Accounts Receivables are shown net of impairment of S/43.9 million and discounted at present value for S/0.8 million. (S/44.4 million for impairment, and S/0.9 million for present value, as of December 31, 2021). Aging is breakdown as follows:

	As of	As of
	December 31,	September 30,
	2021	2022
Current	683,921	774,506
Past due up to 30 days	41,222	22,339
Past due from 31 days up to 90 days	11,668	3,635
Past due from 91 days up to 120 days	15,814	1,436
Past due from 121 days up to 360 days	7,070	3,063
Past due over 360 days	13,880	13,263
	773,575	818,242

As of September 30, 2022, overdue amount over 360 days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/5.6 million, Unna Transporte S.A.C. for S/6.9 million, Cumbra Ingenieria S.A. for S/0.7 million (Cumbra Peru S.A. for S/9.5 million, Unna Transporte S.A.C. for S/2.7 million and Cumbra Ingenieria S.A. for S/1.6 million, as of December 31, 2021).

(b)	The unbilled amounts correspond to Engineering and Construction segment, based on estimates of completion percentage of progress for services rendered not billed yet, and provided services pending to be billed, these are presented net of impairment for S/4 million, and discounted to present value for S/5.4 million (S/5.2 million for impairment, and S/5.9 million for present value, as of December 31, 2021), and detailed by subsidiary:

	As of	As of
	December 31,	September 30,
	2021	2022
Cumbra Peru S.A.	170,063	301,913
Cumbra Ingenieria S.A.	24,177	36,524
Unna Transporte S.A.C.	10,291	6,447
Unna Energia S.A.	4,718	4,179
Others	9	711
	209,258	349,774

(c)	Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms, as detailed below:

	As of	As of
	December 31,	September 30,
	2021	2022
Tren Urbano de Lima S.A.	256,526	266,379
Carretera Andina del Sur S.A.C.	12,667	13,662
Red Vial 5 S.A.	16,451	23,398
Carretera Sierra Piura S.A.C.	4,489	3,491
Concesionaria La Chira S.A.	620	728
	290,753	307,658

10.	WORK IN PROGRESS

This caption comprises the following:

	As of	As of
	December 31,	September 30,
	2021	2022

Cumbra Peru S.A.	304,940	201,372
Cumbra Ingenieria S.A.	4,123	6,566
	309,063	207,938

Work in progress costs include all cost incurred related to future activities for construction contracts. The Corporation estimates that all costs incurred will be billed and collected under the normal course of business.

Main projects included in work in progress are detailed as follows:

	As of	As of
	December 31,	September 30,
	2021	2022

Vial y Vives - DSD S.A. - Modernizacion y ampliacion de la Planta Arauco (i)	139,025	-
Vial y Vives - DSD S.A. - Proyecto Quebrada Blanca	64,777	104,158
Cumbra Peru S.A. - Planta Concentradora y tunel Quellaveco	82,253	60,019
Cumbra Peru S.A. - Aeropuerto Jorge Chavez	16,602	-
Cumbra Peru S.A. - EPC Captacion agua de mar y afuentes	-	13,314
Cumbra Peru S.A. - Taller de mantenimiento refineria Toquepala	-	5,998
Cumbra Peru S.A. - Planta de Hidrogeno	-	5,693
Morelco S.A.S. - Estaciones Cenit	108	4,862
Cumbra Ingenieria S.A. - Captacion agua de mar	4,123	4,383
Cumbra Peru S.A. - CPF Quellaveco	-	4,000
Others	2,175	5,511
	309,063	207,938

i) The decrease is due to the approval of additional scope for US$36 million and project completion during the second semester of the year.

11.	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties

Major transactions for the periods ended September 30, 2021, and 2022 between the Company and its related parties are summarized as follows:

	2021	2022
Revenue from sales of goods and services:
- Joint operations	13,035	34,353
	13,035	34,353

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b)	Balances of transactions with related parties

	As of December 31,		As of September 30,
	2021		2022
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,792	-	9,775	-
Consorcio Rio Mantaro	-	7,043	-	11,542
Consorcio Inti Punku	1,865	1,733	3,293	10,408
Consorcio Constructor Chavimochic	-	9,301	-	9,851
Consorcio Manperan	1,389	4,968	2,840	3,470
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	633	8,053	2,378
Consorcio Peruano de Conservacion	654	2,392	712	2,612
Consorcio Vial Quinua	-	1,947	-	1,947
Consorcio GyM Conciviles	1,479	1,074	1,474	1,250
Consorcio Italo Peruano	1,394	106	1,467	425
Consorcio CDEM	-	1,545	-	-
Otros menores	1,533	3,142	2,252	1,963
	18,106	33,884	29,866	45,846

Other related parties
Ferrovias S.A.	-	15,513	-	14,344
Peru Piping Spools S.A.C.	2,711	1,607	-	-
	2,711	17,120	-	14,344
Current portion	20,817	51,004	29,866	60,190

Non-current portion
Gasoducto Sur Peruano S.A.	643,897	-	570,720	-
Ferrovias S.A.	-	14,690	-	14,935
Ferrovias Participaciones S.A.	-	36,022	-	14,882
Non-current	643,897	50,712	570,720	29,817

Accounts receivable and payable are mainly of current maturity, except for accounts receivable from Gasoducto Sur Peruano S.A. (GSP), Ferrovias S.A. and Ferrovias Participaciones S.A., which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The non-current account receivable mainly corresponds to the obligations arising from the early termination of the GSP project. As of September 30, 2022, the balance include: (i) account receivable book value net of impairment recorded by the parent Company for S/401 million, and present value of S/144 million (S/400 million and S/77 million, as of December 31, 2021, respectively) using the discounted cash flow method, at a rate of 5.73% (2.73% in 2021), (ii) in Cumbra Peru S.A. accounts receivable and unbilled receivables balances from Consorcio Constructor Ductos del Sur (CCDS) to GSP for S/314 million, which includes S/289 million receivables from CCDS and S/25 million for loss of profits (as of December 31, 2021, S/321 million which includes S/289 million and S/32 million, respectively).

12.	OTHER ACCOUNTS RECEIVABLE

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022	2021	2022

Claims to third parties	248,770	256,516	218,892	155,799	29,878	100,717
Guarantee deposits	199,132	250,269	185,334	111,345	13,798	138,924
Credit from public institutions and recoverable taxes	139,745	137,231	100,298	100,147	39,447	37,084
Petroleos del Peru S.A.- Petroperu S.A.	106,077	106,624	19,262	18,251	86,815	88,373
Advances to suppliers	33,769	53,814	33,769	53,814	-	-
Inversiones Majes S.A.	27,193	21,246	-	-	27,193	21,246
Restricted funds	7,346	38,670	-	31,324	7,346	7,346
Accounts receivable from personneel	16,963	4,513	16,963	4,513	-	-
Other minors	38,993	34,646	38,854	34,526	139	120
	817,987	903,529	613,371	509,719	204,616	393,810
Impairment	(129,569)	(132,354)	(126,313)	(123,584)	(3,256)	(8,770)
	688,418	771,175	487,058	386,135	201,360	385,040

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This caption comprises the following:

	As of	As of
	December 31,	September 30,
	2021	2022
Associates	22,047	10,321
Joint ventures	9,126	11,404
	31,173	21,725

Movement of our investments in associates for the periods ended September 30, 2021, and 2022 is as follows:

	2021	2022
Balance as of January 1	35,516	31,173
Equity interest in results	2,422	1,686
Dividends received	(2,236)	(380)
Capital reduction	-	(2,937)
Investment impairment	-	(7,489)
Investment disposal	-	(278)
Conversion adjustment	(14)	(50)
Balance as of September 30	35,688	21,725

Concesionaria Chavimochic S.A.C.

Concesionaria Chavimochic S.A. was the entity granted with the concession for an irrigation project in the province of La Libertad with the following main items: a) design and construction of the work required for the third-stage of the Chavimochic irrigation project; b) operation and maintenance; and c) water supply to Project users. Construction activities started in 2015, the concession period was 25 years and total investment amounts was estimated in US$647 million. The third stage scope of work of the Chavimochic Irrigation Project was structured in two phases. As to the date of this report, works comprising the first phase of the project (Palo Redondo Dam) are 70% complete.

The Grantor and the Ministry of Agriculture and Irrigation (MINAGRI by its acronym in Spanish), with the intervention of the Chavimochic Special Project, have signed an Agreement to allow MINAGRI to subrogate the ownership of the Project, within the framework of Emergency Decree N°021-2020.

During the beginning of 2017, Concesionaria Chavimochic initiated contract’s process for anticipated termination of the Concession Agreement due to Grantor´s contract breach. Due to this situation, all activities were suspended in December 2017. The Concessionaire initiated an arbitration process at the United Nations International Commercial Law Commission (CNUDI by its acronym in Spanish), which Arbitration Award is dated April 28, 2022, and notified on October 4, 2022.

Finally, as of the date of this report, the Arbitration Award is being evaluated within the framework of the CNUDI Arbitration rules and applicable regulations for the safeguarding of Concesionaria Chavimochic rights.

14.	INVESTMENT PROPERTY, PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the periods ended September 30, 2021, and 2022, are as follows:

		Property,
	Investment	plant and	Intangibles	Right-of-use
	property	equipment	assets	assets
	(a)	(a)	(b)	(a)

Net cost as of January 1, 2021	26,073	405,469	791,990	64,518
Additions	124	24,881	28,558	5,707
Reclassifications and disposals	(1,480)	(2,946)	(85)	(425)
Conversion adjustments	24	410	1,381	39
Deductions for sale of assets	-	(6,587)	-	-
Depreciation, amortization	(1,789)	(56,438)	(74,153)	(17,577)
Net cost as of September 30, 2021	22,952	364,789	747,691	52,262

Net cost as of January 1, 2022	63,011	303,170	743,391	47,717
Additions	53	41,095	101,952	14,578
Reclassifications and disposals	(673)	(731)	(2,885)	411
Conversion adjustments	-	(7,555)	(13,641)	(53)
Deductions for sale of assets	-	(3,929)	-	-
Depreciation, amortization	(2,989)	(39,863)	(74,466)	(13,630)
Net cost as of September 30, 2022	59,402	292,187	754,351	49,023

(a)	Investment property, property, plant and equipment and right-of-use assets

As of September 30, 2022, additions mainly correspond to energy segment, for machinery, work in progress, replacement units, buildings and other equipment totaling S/30.6 million. Likewise, additions in engineering and construction segment, for machinery and other equipment for S/5.9 million; and additions in infrastructure segment, for buildings, machinery, furniture and fixtures and other equipment for S/2.9 million (As of September 30, 2021, correspond mainly to additions in engineering and construction segment, for machinery and other equipment for a total of S/16.7 million, as well as additions in energy segment, for works in progress in S/4.2 million).

During the last quarter of 2021, the net value corresponding to the property located at Av Paseo de la Republica 4675 has been reclassified to Investment Properties due to management’s decision to lease the building to third parties.

As of September 30, 2022, additions to right-of-use assets mainly correspond to lease agreements in the energy segment, for the acquisition of vehicles, machinery, and equipment for a total of S/10.1 million (as of September 30, 2021, mainly correspond to additions in the infrastructure segment for vehicles for a total of S/1.9 million).

For the periods ended September 30, 2021, and 2022, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the consolidated statement of income as follows:

	2021	2022

Cost of sale of goods and services (Note 21)	63,085	52,148
Administrative expenses (Note 21)	3,886	4,334
Depreciation from discontinued operations	8,833	-
Total depreciation	75,804	56,482
(-) Depreciation related to investment property (Note 14)	(1,789)	(2,989)
(-) Depreciation related to right-of-use assets (Note 14)	(17,577)	(13,630)
Total depreciation of property, plant and equipment	56,438	39,863

(b)	Intangible assets

As of September 30, 2022, additions mainly correspond to energy segment due to investments in the preparation of wells and other assets for S/89.7 million; additions to infrastructure segment due to concessions and licenses for S/6.2 million; and additions to engineering and construction segment due to investment in software and development expenses for S/6 million (as of September 30, 2021, additions mainly correspond to energy segment due to investments in the preparation of wells for S/19 million; additions to engineering and construction segment due to investment in software and development expenses for S/4.6 million; and additions to infrastructure segment due to concessions and licenses for S/3.2 million).

For the periods ended September 30, 2021, and 2022, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

	2021	2022
Cost of sale of goods and services (Note 21)	69,874	72,288
Administrative expenses (Note 21)	3,336	2,178
Amortization from discontinued operations	943	-
Total amortization for the period	74,153	74,466

Goodwill

Management reviews businesses results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

	2021	2022
Engineering and construction	36,345	31,815
Electromechanical	20,735	20,735
	57,080	52,550

15.	BORROWINGS

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022	2021	2022

Bank loans (a)	343,679	694,053	217,935	571,423	125,744	122,630
Other financial entities (b)	165,878	178,220	3,746	12,540	162,132	165,680
Lease liability for right-of-use asset	60,507	60,321	14,541	15,248	45,966	45,073
Finance leases	9,836	6,021	5,118	4,354	4,718	1,667
	579,900	938,615	241,340	603,565	338,560	335,050

(a)	Bank loans

As of December 31, 2021 and as of September 30, 2022, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates which fluctuate between 0.9% and 11% in 2021 and between 0.9% and 17% in 2022.

			Current		Non-current
			As of	As of	As of	As of
	Interest	Date of	December 31,	September 30,	December 31,	September 30,
	rate	maturity	2021	2022	2021	2022

AENZA S.A.A. (i)	Term SOFR 3M + from 6.26% to 8.51%	2023	-	479,616	-	-
Unna Energia S.A. (ii)	6.04% / 7.68%	2027	23,351	29,388	120,635	110,168
Viva Negocio Inmobiliario S.A. (iii)	7.00% / 11.35%	2024	64,679	43,472	583	10,353
Cumbra Peru S.A. (iv - v)	0.92% / 17.26%	2025	129,905	18,947	4,526	2,109
			217,935	571,423	125,744	122,630

i)	AENZA S.A.A. Bridge Loan Agreement

On March 17, 2022, the Company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly payments, and will be secured, subject to the fulfillment of certain precedent conditions, by a cash flow trust (first lien), a pledge on our shares in Unna Energia S.A. (first lien), and a trust fund over the shares of Viva Negocio Inmobiliario S.A. (second lien). On April 5, 2022, the Company received the full amount of the financing for US$120 million. The loan bears interest at the following interest rates: (i) for the first and second payment, Term SOFR + 6.26%; (ii) for the third and fourth payment, Term SOFR + 6.76%; (iii) for the fifth payment, Term SOFR + 7.51%; and (iv) for the sixth payment, Term SOFR + 7.51%. As of September 30, 2022, the total amount payable of S/479.6 million includes interest payable and net of deferred charges of S/1.5 million. As of September 30, 2022, the Company has complied with the corresponding covenants established in the contract loan.

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter “BCP”) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019, its period of availability is until December 31, 2022, with a maximum exposure limit of US$80 million. These loans are repaid within 8 years. During 2021 additional cash transfer of US$11.6 million (equivalent to S/45.1 million) was requested for the additional investments. As of September 30, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$27.5 million, equivalent to S/109.5 million (US$27.2 million, equivalent to S/108.7 million, as of December 31, 2021).

In addition, during November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amounting to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract. As of September 30, 2022, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$7.8 million, equivalent to S/31.2 million (US$9.2 million, equivalent to S/36.8 million, as of December 31, 2021).

As of December 31, 2021, and as of September 30, 2022, TP is in compliance with the ratios established in the contract loan.

iii)	Viva Negocio Inmobiliario S.A. Loan

The balance includes the following:

			As of	As of
	Interest	Date of	December 31,	September 30,
	rate	maturity	2021	2022

Banco de Credito del Peru	7.00%	2022 - 2023	35,679	36,178
Banco Interamericano de Finanzas	11.35%	2024	18,456	13,707
BBVA Continental	7.94%	2023 - 2024	9,742	3,940
Eldo Peru S.A.C.	11.00%	2022	1,385	-
			65,262	53,825

iv)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru S.A. and Citibank N.A. The objectives of the Financial Stability Framework Agreement were to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A. As of December 31, 2021, the Company complied with the obligations and covenants established in the Financial Stability Framework Agreement.

On March 29, 2022, S/28.2 million and US$0.3 million corresponding to the total balance of the Financial Stability Framework Agreement were fully paid.

v)	Banco Santander Peru S.A. Loan

On December 28, 2020, Tecnicas Reunidas enforced two letters of credit for a total amount of US$23.7 million, which had been issued by Banco Santander Peru S.A. on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrued interest at an annual effective interest rate of Libor + 8%. As of December 31, 2021, the debt balance was US$20.2 million, equivalent to S/80.8 million, Cumbra Peru S.A. complied with the covenants under the Loan Agreement with Banco Santander Peru S.A.

In April 2022, Cumbra Peru S.A. paid the entire debt amounting to US$20.2 million.

(b)	Other financial entities

Corresponds to the monetization of Red Vial 5 S.A. dividends, operation carried out on May 29, 2018, for the subscription of an investment contract between the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) - whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5 S.A.’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

In 2020, the Company recognized at fair value the liability amounting to US$42.1 million (equivalent to S/152.5 million).

As of September 30, 2022, the balance to be paid amounted to US$44.7 million, equivalent to S/178.2 million (as of December 31, 2021, balance was US$41.5 million, equivalent to S/165.8 million). Accrued interest amounted to S/7 million (as of September 30 2021, S/7.4 million).

(c)	Fair value of borrowings

The carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022

Bank loans	343,679	694,053	372,270	694,141
Other financial entities	165,878	178,220	165,878	178,220
Lease liability for right-of-use asset	60,507	60,321	66,943	61,816
Finance leases	9,836	6,021	9,097	5,732
	579,900	938,615	614,188	939,909

As of September 30, 2022, the fair value is based on cash flows discounted using debt rates between 4.5% and 10% (between 3.9% and 10% as of December 31, 2021) and are included as Level 2 in the level of measurement, except for other financial entities which is measured within level 3.

16.	BONDS

This caption comprised the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022	2021	2022

Tren Urbano de Lima S.A. (a)	626,697	628,912	24,496	29,566	602,201	599,346
Red Vial 5 S.A. (b)	251,933	228,277	36,637	41,078	215,296	187,199
Cumbra Peru S.A. (c)	26,282	21,720	4,896	4,283	21,386	17,437
AENZA S.A.A. (d)	356,010	-	3,809	-	352,201	-
	1,260,922	878,909	69,838	74,927	1,191,084	803,982

(a)	Tren Urbano de Lima S.A.

During February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds have a maturity ended in November 2039 and accrue an annual effective interest rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo. As of September 30, 2022, an accumulated amortization amounting to S/121.7 million has been made (S/106.9 million as of December 31, 2021).

As of September 30, 2022, the balance includes VAC adjustments and interest payable for S/137.4 million (S/121.1 million as of December 31, 2021).

The account movement of such corporate bonds for the periods ended September 30, 2021, and 2022 is as follows:

	2021	2022

Balance as of January, 1	624,454	626,697
Amortization	(12,179)	(14,716)
Accrued interest	36,150	40,608
Interest paid	(22,679)	(23,677)
Balance as of September, 30	625,746	628,912

As of December 31, 2021, and as of September 30, 2022, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of September 30, 2022, the fair value amounts to S/629.8 million (S/626.8 million, as of December 31, 2021), this is based on discounted cash flows using an annual effective interest rate of 6.34% (cash flows using an annual effective interest rate of 4.9% as of December 31, 2021) and corresponds to level 3 of the fair value hierarchy.

(b)	Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Apoyo & Asociados Internacionales graded this debt instrument AA+.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended September 30, 2021, and 2022 is as follows:

	2021	2022

Balance as of January, 1	280,848	251,933
Amortization	(21,537)	(23,518)
Accrued interest	16,919	15,044
Interest paid	(17,023)	(15,182)
Balance as of September, 30	259,207	228,277

As of December 31, 2021, and as of September 30, 2022, Red Vial 5 S.A. has complied with the covenants.

As of September 30, 2022, fair value amounts to S/234.5 million (as of December 31, 2021, S/260 million), is based on discounted cash flows using an annual effective interest rate 8.2% (8.1% as of December 31, 2021) and is within level 2 of the fair value hierarchy.

(c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear an annual effective interest rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of September 30, 2022, the balance includes accrued interest payable for US$0.1 million, equivalent to S/0.4 million (US$0.3 million, equivalent to S/1 million, as of December 31, 2021).

The account movement for the periods ended September 30, 2021, and 2022 is as follows:

	2021	2022

Balance as of January, 1	27,457	26,282
Amortization	(3,687)	(3,812)
Exchange difference	3,451	(128)
Accrued interest	1,664	1,403
Interest paid	(2,268)	(2,025)
Balance as of September, 30	26,617	21,720

As of September 30, 2022, the fair value amounts to S/20.8 million (S/27.1 million as of December 31, 2021), is based on discounted cash flows using a rate of 10.8% (7.4% as of December 31, 2021) and is within level 3 of the fair value hierarchy.

(d)	AENZA S.A.A.

On August 2021 13, AENZA S.A.A. issued bonds convertible (hereinafter, the “Bonds”) into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and were made available to investors only in Peru pursuant to the provisions of the applicable current Peruvian legislation. The bonds maturity date was February 2024, bear an annual effective interest rate of 8%, and were payable on a quarterly basis.

Pursuant to the terms and conditions of the convertible bonds, issued, these may be converted into shares as of the sixth months from the date of issuance, according to the following procedure: 1) the conversion day was the last business day of each month; 2) the conversion may be totally or partially; 3) the conversion notice must be sent to the Bondholders’ Representative no later than 5 business days prior to the conversion date; and 4) the conversion price would be the minimum between (i) US$0.33 (Zero and 33/100 United States Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

As of December 31, 2021, the debt balance net of costs incurred amounted to US$89.9 million equivalent to S/356 million. Thereafter the Corporation converted entirely all bonds into common shares in two tranches, first on February 28, 2022, 11,000 bonds and secondly on March 31, 2022, 78,970 bonds (see, Note 20). On March 31, 2022, the balance of the debt was fully paid.

17.	TRADE ACCOUNTS PAYABLE

This caption is comprised by the following:

	As of	As of
	December 31,	September 30,
	2021	2022

Invoices payable	506,798	487,713
Cost provision (a)	468,360	482,366
Notes payable	5,609	5,370
	980,767	975,449

(a)	The cost provision include the following:

i)	Goods and services received not invoiced amounting to S/342.1 million for the engineering and construction segment, S/36.2 million for the infrastructure segment, S/25.4 million for the energy segment, S/22.3 million for the real estate and S/14.9 million for operations of the parent company (S/296.6 million, S/42.3 million, S/24.2 million, S/20.6 million and S/16 million, respectively, as of December 31, 2021).

ii)	Estimate costs to come according to the completion percentage of projects on engineering and construction segment amounting to S/41.4 million (S/68.6 million, as of December 31, 2021).

18.	OTHER ACCOUNTS PAYABLE

This caption is comprised by the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022	2021	2022

Advances received from customers (a)	322,680	423,943	315,644	420,874	7,036	3,069
Other taxes payable	124,004	136,011	112,737	134,994	11,267	1,017
Salaries and other payable to personnel	126,466	134,562	126,466	134,562	-	-
Arbitration payable	58,502	83,883	58,502	44,441	-	39,442
Consorcio Ductos del Sur - payable (b)	77,665	33,126	29,242	15,081	48,423	18,045
Guarantee deposits	26,017	22,523	26,017	22,498	-	25
Share purchase agreement - Inversiones Sur	15,992	15,936	-	15,936	15,992	-
Acquisition of additional non-controlling interest	25,253	11,139	25,253	11,139	-	-
Put option liability on Morelco acquisition	27,986	-	27,986	-	-	-
Other accounts payable	42,785	38,065	33,134	31,258	9,651	6,807
	847,350	899,188	754,981	830,783	92,369	68,405

(a)	Advances received from customers mainly correspond to construction projects, and are applied to progress billings, in accordance with contract terms. The increase is mainly due to advances received from the client Lima Airport Partners S.R.L. for the Intipunku consortium in S/72 million and advances received from Special National Transportation Infrastructure Project and for the concessionaire Carretera Andina del Sur S.A.in S/35 million, respectively.

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022	2021	2022

Customer advances for real estate projects	80,188	131,085	80,188	131,085	-	-
Customer advances from Consortiums	27,568	113,494	27,568	113,494	-	-
Pebbles Quebrada Blanca Phase 2 Project	120,642	85,690	120,642	85,690	-	-
Special National Transportation Infrastructure Project	19,582	55,285	12,765	52,385	6,817	2,900
Quellaveco Project	10,841	14,639	10,841	14,639	-	-
Gasoducto Piura Construction	5,745	-	5,745	-	-	-
Evaporadores Modernización y ampliación de la Planta Arauco Project	52,063	-	52,063	-	-	-
Others	6,051	23,750	5,832	23,581	219	169
	322,680	423,943	315,644	420,874	7,036	3,069

(b)	The balance of other accounts payable from Consorcio Constructor Ductos del Sur mainly corresponds to payment obligations to vendors and main subcontractors for S/33.1 million (S/77.6 million as of December 31, 2021) arisen by the subsidiary Cumbra Peru S.A. due to the termination of Gasoducto Sur Peruano S.A. operations (see Note 11).

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

19.	OTHER PROVISIONS

This caption is comprised by the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2021	2022	2021	2022	2021	2022

Legal claims (a)	364,385	584,470	117,520	91,414	246,865	493,056
Tax claims	37,466	40,527	16,776	20,818	20,690	19,709
Provision for closure (b)	82,475	78,724	20,533	5,308	61,942	73,416
	484,326	703,721	154,829	117,540	329,497	586,181

(a)	Legal contingencies are comprised by the following:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-c) on September 15, 2022, the collaboration and benefits agreement is signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/484.2 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars (1% and 0.20% effective interest annual rate as of September 30, 2022, respectively); in addition, the Company compromise to establish a package of guarantees after the court approval i) a trust that includes shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years, counted from court’s approval. As of September 30, 2022, the Company recognized in its financial statements the integrity of the liability associated with the Agreement for S/484.2 million (S/321.9 million and US$40.7 million), in the caption “Other Provisions” within the consolidated statement of financial position, affecting results for the period, equivalent to the remaining portion of the total imputed, for approximately S/246.8 million in the caption “Other expenses” within the consolidated income statement. (As of December 31, 2021 was S/164.6 million and US$18.9 million equivalent to S/240.1 million).

Administrative process INDECOPI

i)	On March 9, 2021, Cumbra Peru S.A. was notified with a Final instruction Report prepared by the Technical Secretary of the National Institute of Competence, Protection and Intellectual Property - INDECOPI (by its acronym in Spanish and INDECOPI hereinafter) in relation to the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system to illegally distribute several contract tenders conducted by Provias Nacional and other govenmental entities. On November 15, 2021 INDECOPI’s – Free Competence Defense Commission, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru filed an appeal against such ruling, suspending its application including the payment of imposed fines and compliance of corrective measures dictated. The Company and its legal advisors estimated a provision amounting to S/52.4 million that was recognized as of September 30, 2022 (S/52.6 million as of December 31, 2021).

ii)	On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by INDECOPI under File 003-2020/CLC-IP, issued on Resolution 038-2021/DLC-INDECOPI of December 28, 2021, through which initiate a sanctioning administrative procedure for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market of construction workers industry across nation-wide, during the period comprehended between years 2011 to 2017. The Company and its legal advisors estimated a provision amounting to S/2.7 million recognized as of September 30, 2022 (S/4.8 million as of December 31, 2021).

Shareholder class action lawsuits in the Eastern District Court of New York, United States of America

During the first quarter of 2017 two collective demands were filed against the Company, and certain former employees in the Eastern District of New York attending Securities Act legislation. On July 2, 2020, the Company signed the definitive settlement agreement with plaintiffs’ counsel, whereby the parties agree to terminate the collective demand subject to Court’s approval and payment of the settlement amount by the Company. The amount settled for the termination of the class action is equivalent to US$20 million. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York. During 2020, a payment of US$0.3 million (equivalent to S/1.1 million) and US$5 million was made and covered by the Company and by the professional liability assurance policy in accordance with the agreement signed with the insurer, respectively. The term of the agreement stablishes that the remaining US $ 14.7 million, plus 5% annual effective interest rate and 8% after June 30, 2021, must be paid by the Company before September 30, 2021.

On June 30, 2021, a first amendment to the agreement was signed, in which is stablished a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the outstanding balance on September 30, 2021, and an annual effective interest rate of 8%. On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest per year at an annual effective interest rate of 9% was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million, equivalent to S/34.4 million, plus interests. This provision of S/33.3 million was full paid on April 8, 2022.

(b)	Provision for closure corresponds mainly to:

i)	Provisions for closure of wells of Unna Energia S.A. for S/66.9 million and contractual compliance with Petroperu for S/3.4 million (as of December 31, 2021, S/71.1 million and S/3.4 million, respectively);

ii)	Provision for costs associated of the subsidiary Red Vial 5 S.A., related to the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/5.6 million (as of December 31, 2021, S/5.1 million).

The account movement for the periods ended as of September 30, 2021, and 2022 are as follows:

	Legal	Tax	Provision
	claims	claims	for closure	Total

As of January 1, 2021	326,868	8,176	52,949	387,993
Additions	23,380	2,686	-	26,066
Present value	14,346	-	3,655	18,001
Reversals of provisions	(9,140)	-	-	(9,140)
Reclasification	(5,755)	1,379	3,978	(398)
Payments	(4,601)	-	(80)	(4,681)
Translation adjustments / Exchange difference	22,257	-	1,271	23,528
As of September 30, 2021	367,355	12,241	61,773	441,369

As of January 1, 2022	364,385	37,466	82,475	484,326
Additions	308,816	3,495	-	312,311
Present value	(207)	-	(3,304)	(3,511)
Reversals of provisions	(1,286)	(434)	-	(1,720)
Reclasification	(39,588)	-	-	(39,588)
Payments	(38,639)	-	(216)	(38,855)
Translation adjustments / Exchange difference	(9,011)	-	(231)	(9,242)
As of September 30, 2022	584,470	40,527	78,724	703,721

20.	CAPITAL

On February 28, 2022, according with terms and conditions of the convertible bond, the holders of 11,000 Convertible Bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$11 million, communicated the decision to execute their conversion rights. As consequence, AENZA issued provisional certificates for 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased its capital stock from S/871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$78.9 million, communicated their decision to execute their conversion rights. As consequence AENZA converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued provisional certificates for 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, Note 16-d).

As of September 30, 2022, the total capital stock of the Company corresponds a total of 132,498,610 shares represented in ADS, equivalent to 26,499,722 ADSs at a rate of 5 shares per ADS.

As of December 31, 2021, the total capital stock of the Company corresponds a total of 136,637,740 shares represented in ADS, equivalent to 27,327,548 ADSs at a rate of 5 shares per ADS.

21.	EXPENSES BY NATURE

For the periods ended September 30, 2021, and 2022, this caption comprises the following:

	Cost
	of goods	Administrative
	and services	expenses	Total
2021
Salaries, wages and fringe benefits	944,776	74,588	1,019,364
Services provided by third-parties	754,944	31,164	786,108
Purchase of goods	493,616	-	493,616
Other management charges	131,840	12,677	144,517
Depreciation (Note 14.a)	63,085	3,886	66,971
Amortization (Note 14.b)	69,874	3,336	73,210
Impairment of accounts receivable	1,321	2	1,323
Taxes	3,600	142	3,742
Recovery of property, plant and equipment	(1,939)	-	(1,939)
Impairment of Inventory	2	-	2
	2,461,119	125,795	2,586,914

2022
Salaries, wages and fringe benefits	989,510	69,344	1,058,854
Services provided by third-parties	1,061,375	25,915	1,087,290
Purchase of goods	418,923	-	418,923
Other management charges	265,184	6,993	272,177
Depreciation (Note 14.a)	52,148	4,334	56,482
Amortization (Note 14.b)	72,288	2,178	74,466
(Recovery) impairment of accounts receivable	(828)	24	(804)
Taxes	9,299	143	9,442
Recovery of property, plant and equipment	(1,091)	-	(1,091)
Recovery of inventory	(1)	-	(1)
	2,866,807	108,931	2,975,738

22.	OTHER INCOME AND EXPENSES

For the periods ended September 30, 2021, and 2022, this item comprises:

	2021	2022
Other income:
Sale of assets	6,473	8,187
Accounts payable reversal	-	5,048
Valuation of well retairment provision	-	3,782
Change in contract of the call option	-	3,706
Recovery of provisions and impairments	5,461	1,849
Penalty income	1,005	762
Insurance compensation	2,293	144
Others	1,787	4,295
	17,019	27,773

Other expenses:
Civil penalty recognized from the Agreement (Note 19.a)	-	246,855
Administrative sanctions and legal processes	11,388	8,893
Net cost of fixed assets disposal	6,572	5,267
Asset impairment	3	16,657
Disposal of property, plant and equipment	1,724	1,964
Renegotiation of contract with suppliers	174	1,807
Valuation of well abandonment	3,024	-
Others	706	2,405
	23,591	283,848
Other expenses, net	(6,572)	(256,075)

23.	FINANCIAL INCOME AND EXPENSES

For the periods ended September 30, 2021, and 2022, this item comprises:

	2021	2022

Financial income:
Interest on short-term bank deposits	557	7,317
Profit for present value of financial asset or financial liability (a)	2,267	8,165
Exchange difference gain, net	-	2,075
Interest on loans to third parties	457	700
Others	796	693
	4,077	18,950

Financial expenses:
Loss for present value of financial asset or financial liability (b)	49,564	96,776
Interest expense on:
- Bank loans	46,510	44,781
- Bonds	23,181	29,690
- Loans from third parties	8,493	4,047
- Financial lease right-of-use	2,927	3,091
- Financial lease	683	402
Commissions and collaterals	17,738	15,300
Interests from Tax Administration	12,366	10,631
Exchange difference loss, net	13,656	-
Other financial expenses	1,721	3,498
Less capitalized interest	(1,792)	(1,172)
	175,047	207,044

(a)	Mainly corresponds to the adjustment in the Subsidiary Viva Negocio Inmobiliario S.A. for the present value on the account receivable to Ministerio de Vivienda, Construccion y Saneamiento from the Ancon Project for S/5.8 million.

(b)	Mainly corresponds to:

i)	Adjustment of present value of the account receivable from Gasoducto Sur Peruano S.A. for S/69.9 million, due to the variation in the discount rate, which increased from 2.73% to 5.73% (S/31.7 million due to an increase in the rate from 1.65% to 2.66% as of September 30, 2021).

ii)	Adjustment on the fair value of the loan of BCI at Inversiones en Autopistas S.A. for S/15.7 million (S/5.4 million as of September 30, 2021).

iii)	Present value of the Inversiones Majes S.A. account receivable at Viva Negocio Inmobiliario S.A. for S/6 million at a discount rate of 8.6%.

24.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

Under Management’s opinion and that of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (Note 19).

a)	Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/308 million (S/303.1 million as of December 2021), as described below.

i)	Claim process at SUNAT for S/130 million (Aenza S.A.A.S/101.2 million for income tax for year 2015, Cumbra Ingenieria S.A. S/18.6 million for income tax for the years 2014 and 2015, Consorcio Constructor Chavimochic S/8.9 million for income tax for the years 2014 to 2016, Cumbra Peru S.A.S/1.3 million for income tax for the year 2016).

ii)	Appeal process at the Tax Court for S/177.9 million (Cumbra Peru S.A. S/105.2 million for income tax for the years 2012 and 2014; Aenza S.A.A. S/56.3 million for income tax for the years 2013 and 2014; Cumbra Ingenieria S.A. S/3.5 million for income tax for the years 2013 and 2016; Viva Negocio Inmobiliario S.A. S/1.6 million for income tax for the year 2009; Consorcio Constructor Ductos del Sur S/10.6 million for income tax for the year 2014; and Unna Transporte S.A. S/0.7 million for income tax and VAT).

As of September 30, 2022, and December 31, 2021, according to Management’s opinion all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b)	Other contingencies

The Company considers that the maximum exposure for other contingencies of the corporate amounts to S/60.1 million, as detailed:

i)	Administrative processes amounting to S/13.7 million (Unna Energia S.A. for S/7.2 million, Cumbra Peru S.A. for S/5.8 million, Viva Negocio Inmobiliario S.A. for S/0.4 million and Tren Urbano de Lima S.A. for S/0.3 million).

ii)	Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money amounting to S/27.3 million (Cumbra Peru S.A. for S/21 million, Cumbra Ingenieria S.A. for S/3.8 million, Unna Transporte S.A.C. for S/1 million, Morelco S.A.S. for S/0.7 million, Red Vial 5 S.A. for S/0.5 million, and Viva Negocio Inmobiliario S.A. for S/0.3 million).

iii)	Labor claim processes amounting to approximately S/18.7 million (Morelco S.A.S for S/15.4 million, Unna Energia S.A. for S/1.6 million, Unna Transporte S.A.C for S/1.4 million and Cumbra Peru S.A. for S/0.3 million).

iv)	Contentious administrative processes amounting to S/0.3 million.

c)	Letters bonds and guarantees

The Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$505.3 million (US$471.9 million, as of December 31, 2021).

25.	DIVIDENDS

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1 c) has been paid.

For the period ended September 30, 2022, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/7.1 million (for period ended on September 30, 2021, the subsidiaries paid S/36.3 million).

26.	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (i.e., financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

For the periods ended September 30, 2021, and 2022, the basic loss per common share is as follows:

		2021	2022

Loss attributable to owners of the Company during the period		(103,486)	(331,544)
Weighted average number of shares in issue at S/1.00 each, from January 1 to September 30		871,917,855	1,126,470,180

Basic loss per share (in S/)	(*)	(0.119)	(0.294)

Loss from continuing operations attributable to owners of the Company during the period		(82,489)	(331,544)
Weighted average number of shares in issue at S/1.00 each, from January 1 to September 30		871,917,855	1,126,470,180

Basic loss per share (in S/)	(*)	(0.095)	(0.294)

(*)	The Corporation does not have common shares with dilutive effects on September 30, 2021, and 2022.

27.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

1.	Concesionaria Chavimochic S.A.C

On October 4, 2022, within the framework of the arbitration process initiated by Chavimochic against the Peruvian State derived from the Concession Contract for the Design, Construction, Operation and Maintenance of the Major Hydraulic Works of the Chavimochic Project of May 9, 2014, the Concessionaire was notified of the Arbitration Award dated April 28, 2022. In summary, the award imposes Contract expiration due to reasons attributable to the parties, grants similar monetary rights to both parties, among other details related to Grantor and Concessionaire’s claims.

As of the conclusion of this report, the Concessionaire is analyzing the Arbitration Award and possible actions to be taken within the framework of the CNUDI Arbitration Rules and applicable regulations for the safeguarding of the Concessionaire Chavimochic S.A.C rights.

2.	Gasoducto Sur Peruano

On October 13, 2022, on second call, the Creditors Committee of Gasoducto Sur Peruano S.A. (“GSP”), a company of which the Company is shareholder through our subsidiary Negocios de Gas S.A. decided on the designation of its authorities and on approval for the dissolution and liquidation of GSP in accordance with the General Law of the Bankruptcy System.

In a forthcoming session, the Creditors Committee must designate a Liquidator, which will be responsible for the management of assets and liabilities of GSP related to its exit from the market and subsequent liquidation.

3.	Empresa de Generacion Electrica Machupichu S.A. (“EGEMSA”)

In relation to our subsidiary Cumbra Peru S.A. (“Cumbra”) and its Machupichu project, which consisted of the execution of rehabilitation works in the second phase of the Machupichu Hydroelectric Power Plant, through a Contract of the same name and dated April 2009, we were notified with the judicial sentence that declares unfounded the demand for Partial Annulment of the Arbitration Award filed by Cumbra.

By virtue of what is indicated in the previous paragraph and the legal report elaborated by our subsidiary, Management has decided to record a provision of US$11.2 million (S/44,6 million) in the Financial Statements of Cumbra as of September 30, 2022.

Finally, this process does not result in an immediate impact on Cumbra’s cash flow, since there are other awards related to this project pending resolution.